UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Pampa Energía announces sale of assets by its subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”)

Buenos Aires, September 16, 2011. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announces today that the Board of Directors of its subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) has accepted an offer from Rovella Carranza S.A. (“Rovella” or the “Purchaser”) to acquire from EDENOR shares representing 78.44% of the share capital and voting rights of a company with investment purposes, to be established as explained hereby, which will hold 99.99% of the share capital and voting rights of Empresa Distribuidora San Luis S. A. (“EDESAL”). Moreover, said proposal also comprises the acquisition of 0.01% of the shares of EDESAL which are currently owned by EDENOR.

The total and final proposal’s price is US$26,698,474, to be paid in two installments, the first one for US$4,004,771 three calendar days after the proposal’s acceptance, and the remaining balance, US$22,693,703, to be paid on October 25, 2011.

Additionally, the proposal also implies the Purchaser’s commitment to settle or acquire, on October 25, 2011, the total financial credit granted by EDENOR to EDESAL for an amount of AR$37,502,500 plus interests accrued to the date of settlement.

In order to implement the informed transaction, EDENOR will partially spinoff EMDERSA, resulting from this spinoff the creation of three new companies with investment purposes, one of which (“EDESAL HOLDING”) will own 99.99% of the share capital and voting rights of EDESAL. On the payment date of the remaining balance (October 25, 2011), EDENOR will transfer 24.80% of the share capital of EMDERSA and 0.01% of the share capital of EDESAL to Rovella, which will set up a guarantee trust with said shares. Once the spinoff process is finalized, EDESAL HOLDING will issue 78.44% of its share capital to the trustee, who will transfer it to the Purchaser, together with the 0.01% of the shares of EDESAL and will simultaneously restore to EDENOR the share capital of EMDERSA.

If after the term of two years from the proposal’s acceptance, EMDERSA’s spinoff has not been completed together with the creation of EDESAL HOLDING, the to-be-appointed trustee shall transfer to Rovella, as alternative fulfillment of EDENOR’s obligation for the consideration that it will have received, the 24.80% of the share capital and voting rights of EMDERSA, maintaining EDENOR a 53.64% ownership of EMDERSA’s share capital and voting rights.

For further information, contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella – Special Projects Manager and Investor Relations Officer

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina

Phone: 5411 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 16, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.